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                                                                      WILMERHALE

                                                                 David C. Phelan
April 6, 2006
                                                             +1 617 526 6372 (t)
                                                             +1 617 526 5000 (f)
VIA EDGAR                                            david.phelan@wilmerhale.com
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Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lebenthal Funds, Inc. (the "Registrant")
    (Investment Company Act File No. 811-06170)

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of the Registrant pursuant to
(1) the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 8b-11 thereunder, (2) General Instruction D to Form N-1A and (3) Rule 101(a) of Regulation S-T is post-effective amendment no. 27 under the 1940 Act (the "Amendment") to the Registration Statement (the "Registration Statement") on Form N-1A of the Registrant, including the Registrant's prospectus (the "Prospectus"), statement of additional information (the "SAI"), Part C and exhibits. The Amendment has been manually signed by Alice A. Pellegrino, the Registrant's Secretary and, pursuant to Rule 302 under Regulation S-T, the Registrant will retain the manually executed copy of the Amendment. The electronic copy of the Amendment contains a conformed signature. Pursuant to Rule 310 under Regulation S-T, tags have been inserted before and after paragraphs in the Amendment that contain revised disclosure.

If you have any questions or comments concerning the enclosed, please contact me at (617) 526-6372 (collect) or Stephanie S. Chan at (617) 526-6451 (collect).

Best regards,

/s/ David C. Phelan
--------------------------
David C. Phelan

cc: Lisa Moss, Esq.

          Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street,
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